# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Texas Ventures Acquisition IV Corp, CIK 0002096755
CUSIP: G8773A108
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 5090 Richmond Ave, Suite 319, Houston, Texas (TX), 77056
Date of event which requires filing of this statement: 06/22/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002096759

## Reporting persons
- TXV Partners IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 5,750,000; shared voting power 0; sole dispositive power 5,750,000; shared dispositive power 0; aggregate amount beneficially owned 5,750,000 (25% of the class)
  Comment: The 5,750,000 founder shares referred to in Rows 5, 7, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-292010). E. Scott Crist is the sole managing member of TXV Partners IV, LLC, and have voting and investment discretion with respect to the securities held of record by TXV Partners IV, LLC.
  
  The 5,750,000 founder shares referred to in Rows 5, 7, and 9 exclude 3,775,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
  
  The percentage in Row 11 is based on 17,250,000 Class A Ordinary Shares issued and outstanding and 5,750,000 Class B Ordinary Shares issued and outstanding as of June 26, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2026.
- E. Scott Crist: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 5,750,000; sole dispositive power 0; shared dispositive power 5,750,000; aggregate amount beneficially owned 5,750,000 (25% of the class)
  Comment: The 5,750,000 founder shares referred to in Rows 5, 7, and 9 represent Issuer's Class B ordinary shares, par value $0.0001 per share ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares, par value $0.0001 per share ("Class A Ordinary Shares") with or immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-292010). E. Scott Crist is the sole managing member of TXV Partners IV, LLC, and have voting and investment discretion with respect to the securities held of record by TXV Partners IV, LLC.
  
  The 5,750,000 founder shares referred to in Rows 5, 7, and 9 exclude 3,775,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.
  
  The percentage in Row 11 is based on 17,250,000 Class A Ordinary Shares issued and outstanding and 5,750,000 Class B Ordinary Shares issued and outstanding as of June 26, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2026.

## Item 1. Issuer
Name of issuer: Texas Ventures Acquisition IV Corp
Address of issuer's principal executive offices: 5090 Richmond Ave, Suite 319, Houston, Texas 77056

## Item 2. Person Filing
Name of person filing: TXV Partners IV, LLC and E. Scott Crist (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: 5090 Richmond Ave, Suite 319, Houston, Texas 77056
Citizenship: TXV Partners IV, LLC is a limited liability company formed in Delaware. E. Scott Crist is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of [ ], the Reporting Persons may be deemed to beneficially own 5,750,000 of the Issuer's Class B Ordinary Shares.

TXV Partners IV, LLC is the record holder of the Class B Ordinary Shares reported herein. E. Scott Crist is the managing member of TXV Partners IV, LLC, and has voting and investment discretion with respect to the securities held of record by TXV Partners IV, LLC. E. Scott Crist may be deemed the beneficial owner of the securities held by TXV Partners IV, LLC and has voting and investment discretion with respect to such securities. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class:
The 5,750,000 of the Issuer's Class B Ordinary Shares owned by the Reporting Persons constitute 25.0% of the total number of Class A Ordinary Shares issued and outstanding and assuming the conversion of all issued and outstanding Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination on a one-for-one basis and may be converted at any time prior to the Business Combination at the option of the holder on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities-Founder Shares" in the Issuer's Registration Statement on Form S-1 (File No. 333-292010).

The percentage of the Class B Ordinary Shares held by the Reporting Persons is based on 23,000,000 Class A Ordinary Shares issued and outstanding as of June 26, 2026 as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 26, 2026 and assuming the conversion of all 5,750,000 Class B Ordinary Shares.
Sole power to vote or to direct the vote: TXV Partners IV, LLC: 5,750,000, E. Scott Crist: 0
Shared power to vote or to direct the vote: TXV Partners IV, LLC: 0, E. Scott Crist: 0
Sole power to dispose or to direct the disposition: TXV Partners IV, LLC: 5,750,000, E. Scott Crist: 0
Shared power to dispose or to direct the disposition: TXV Partners IV, LLC: 0, E. Scott Crist: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- TXV Partners IV, LLC: /s/ E. Scott Crist, Managing Member (07/09/2026)
- E. Scott Crist: /s/ E. Scott Crist, Individual (07/09/2026)